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                                                                    Exhibit 99.2

                        GIGAMEDIA APPOINTS GOLDMAN SACHS
                          EXECUTIVE DIRECTOR AS NEW CFO

TAIPEI, Taiwan, October 21, 2004 -- GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM, www.giga.net.tw) today announced that Mr. Thomas T. Hui has joined GigaMedia as the Company's new chief financial officer.

Mr. Hui joins the Company from Goldman Sachs (Asia) L.L.C., where he was executive director of the investment banking division. At Goldman Sachs, Mr. Hui originated and executed a broad range of mergers and acquisitions and financing transactions in Asia.

"Thomas is a model M&A professional, and as such, a great growth CFO," stated Arthur M. Wang, chief executive officer of GigaMedia. "He has a proven track record in M&A, as well as in developing financial solutions for corporate growth."

"Thomas has been point man on many of the leading M&A deals in Asia," added Mr. Wang. "His strong skills and broad experience will be tremendous assets to GigaMedia and help us accelerate our strategic growth plans."

"This is an extremely exciting time for GigaMedia," stated Mr. Hui. "We are actively reviewing opportunities in strategic consolidations, as well as acquisitions that would be accretive to our earnings."

"With positive cash flow, a solid balance sheet and a strong management team, we are well-positioned to take advantage of tremendous growth opportunities," said Mr. Hui. "I look forward to helping GigaMedia in delivering its agenda to generate strong returns and sustained growth."

Prior to working at Goldman Sachs, Mr. Hui served as an investment banker at Merrill Lynch & Co. and as a management consultant at McKinsey & Company, both in Hong Kong.

Mr. Hui holds a Master of Engineering degree in electrical engineering from Cornell University and a Bachelor of Science degree in electrical engineering from the University of Wisconsin -- Madison.

ABOUT GIGAMEDIA

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. The Company also operates a major

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Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary Koos Broadband Telecom Co., Ltd provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.

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